UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-00898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301, Carnegie, Pennsylvania		15106
(Address of principal executive office)		(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Kimberly P. Knox

Corporate Secretary, Ampco-Pittsburgh Corporation

(412) 429-2454

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2025 to December 31, 2025. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”) are contained in, and necessary to the functionality or production of, such products. The Rule requires that SEC registrants conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any such Conflict Minerals originated in the Democratic Republic of Congo or any “adjoining country” (as defined by the SEC) (collectively, the “Covered Countries”) or are from recycled or scrap sources.

Ampco-Pittsburgh Corporation (including its consolidated subsidiaries as the context may require, the “Corporation”) has determined that tin and tungsten (together, the “Identified Minerals”) were contained in, and necessary to the functionality or production of, one or more products manufactured by the Corporation or contracted by the Corporation to be manufactured (the “Covered Products”) during the period covered by this Report. As such, the Corporation has conducted in good faith an RCOI designed to determine whether any of the Identified Minerals in the Covered Products (1) originated in a Covered Country or (2) are from recycled or scrap sources.

As discussed more fully below, based on the Corporation’s RCOI, the Corporation has concluded that (a) it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country or (b) it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

The Corporation and its Business Segments

The Corporation was incorporated in Pennsylvania in 1929 and manufactures and sells highly engineered, high performance specialty metal products and customized equipment utilized by industry throughout the world. The Corporation classifies its business in two segments: Forged and Cast Engineered Products and Air and Liquid Processing.

Forged and Cast Engineered Products Segment

The Forged and Cast Engineered Products segment, consisting of Union Electric Steel Corporation and its direct and indirect subsidiaries (collectively, “UES”), has operations in the United States, Sweden, and Slovenia and has an equity interest in three joint-venture companies in China. The companies comprising this segment produce forged and cast products that service a wide variety of industries globally. The Forged and Cast Engineered Products segment specializes in the production of forged hardened steel rolls used mainly for cold rolling by producers of steel, aluminum, and other metals and cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. In addition, this segment produces open-die forged products which are used in the gas and oil industry and the aluminum and plastic extrusion industries.

Air and Liquid Processing Segment

The Air and Liquid Processing segment consists of Aerofin, Buffalo Air Handling, and Buffalo Pumps, all divisions of Air & Liquid Systems Corporation, a wholly-owned subsidiary of the Corporation. This segment has operations in Virginia and New York, with headquarters in Carnegie, Pennsylvania, and distributes a significant portion of its products through a common independent group of sales offices located throughout the United States and Canada.

Aerofin produces custom-engineered finned tube heat exchange coils and related heat transfer products for a variety of industries including original equipment manufacturer/commercial, fossil fuel power generation, nuclear power generation and industrial manufacturing.

Buffalo Air Handling produces large custom-designed air handling systems for institutional markets (e.g., hospitals and universities), pharmaceutical markets and general industrial building markets.

Buffalo Pumps manufactures centrifugal pumps for the fossil fuel power generation, marine defense, and industrial refrigeration industries.

Reasonable Country of Origin Inquiry

In accordance with the Exchange Act and the rules and regulations thereunder, including the Rule, the Corporation performed an assessment of its product line to examine which of the products manufactured by it or contracted to be manufactured by it contained one or more Conflict Minerals that were necessary for the functionality or production of such identified products. The Corporation concluded that the Covered Products contained one or more of the Identified Minerals of tin and tungsten. Consequently, the Corporation conducted in good faith an RCOI with respect to the Identified Minerals in such Covered Products. The purpose of the RCOI was to determine whether any of such Identified Minerals (1) originated in a Covered Country or (2) are from recycled or scrap sources.

After identifying the Covered Products, in furtherance of its RCOI efforts, the Corporation identified which suppliers may have provided materials included in the Covered Products that potentially contained any of the Identified Minerals (the “Covered Suppliers”) and conducted a supply-chain survey by contacting each Covered Supplier and providing them with the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), commonly referred to as the Conflict Mineral Report Template (the “CMRT”). The Corporation also informed the Covered Suppliers of the Corporation’s obligations with respect to conducting an RCOI and filing this Report pursuant to the Exchange Act.

The Corporation uses a network of materials suppliers from numerous countries across multiple continents. The materials sourced from Covered Suppliers are not purchased directly from the smelters where such materials originated. As such, the Corporation relies on information provided by the Covered Suppliers through the supply-chain survey. In many cases, the Covered Suppliers are several tiers separated from the smelter at which the original minerals were smelted. The Covered Suppliers (many of whom are not subject to the reporting requirements of the Exchange Act) rely on their own respective sub-suppliers to provide them with information regarding the materials sourced by such sub-suppliers, or the Covered Suppliers may purchase the materials on the secondary market from recycled or scrap sources.

The Corporation compiled and analyzed all of the CMRTs and related information received from Covered Suppliers and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict-Free Smelter Program of the EICC/GeSI Conflict-Free Sourcing Initiative (the “CFSI”).

Results of the Corporation’s Good Faith RCOI and Due Diligence Process

The Corporation performed a reasonable country of origin inquiry, in which it surveyed direct suppliers regarding whether its necessary Conflict Minerals, have been sourced from a Covered Country. As discussed in greater detail below, most of the responses the Corporation received indicated that the 3TG in the suppliers’ components and materials either (a) were not sourced from smelters located in a Covered Country or (b) were not necessary to the functionality of the components and materials. During its reasonable country of origin inquiry, the Corporation determined that some of its necessary Conflict Minerals may have been sourced from the Democratic Republic of the Congo or an adjoining country. As such, the Corporation proceeded to exercise due diligence in accordance with the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the Conflict Minerals.

Suppliers & Smelters

As a result of the RCOI and the Corporation’s due diligence process in connection with its use of the Identified Minerals in the Covered Products, the Corporation identified a total of 22 Covered Suppliers:

•
two suppliers of tungsten to UES;
•
one supplier of tungsten, one supplier of gold, one supplier of tantalum and two suppliers of tin to Aerofin;
•
three suppliers of tungsten and two suppliers of tin to Buffalo Air Handling; and
•
three suppliers of tungsten, one supplier of gold, two suppliers of tantalum and four suppliers of tin to Buffalo Pumps.

The list of smelters responsible for certain Conflict Minerals sourced by the Covered Suppliers are set forth on Appendix A. Despite the Corporation’s best efforts to follow up with certain Covered Suppliers, the Corporation did not receive complete and thorough responses from all Covered Suppliers. There are numerous reasons for the Corporation’s inability to receive complete responsiveness from all Covered Suppliers and to identify the full supply chain or originating smelter including:

•
the Corporation is wholly dependent on information received from its direct suppliers to conduct its good faith RCOI process;
•
many Covered Suppliers are not subject to the reporting requirements of the Exchange Act;
•
the Covered Suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter name and location for all of the Identified Minerals; and
•
it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the smelter of the Identified Minerals.

As a result, the Corporation has not been able to identify all of the smelters from which certain Covered Suppliers sourced the Identified Minerals (other than those identified as from recycled or scrap sources). With respect to the Identified Minerals for which the Corporation was able to identify information about the smelter through the relevant Covered Supplier, the name and location of that smelter is indicated in the tables below. Because this information is provided by the Covered Suppliers, the Corporation cannot be certain that such smelters were, in fact, in the Corporation’s supply chain.

Conclusion

After exercising due diligence as described above, the Corporation has concluded that it is unable to determine whether or not the Covered Products qualify as “DRC conflict free” under the Rule, and as a result, the Covered Products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD.

Future Due Diligence Measures

Going forward, the Corporation will seek to develop further transparency into its supply chain using its due diligence processes. During 2026, the Corporation intends to follow up with those Covered Suppliers that could not yet make a Conflict Minerals determination to ascertain their status. On an annual basis, the Corporation intends to contact each of its Covered Suppliers to obtain updated information if there have been changes to their supply chains or confirmation that their prior responses remain correct.

The Corporation also intends to adopt a Supplier Code of Conduct and Conflict Minerals Policy to help ensure that the Corporation’s suppliers provide disclosures to the Corporation about their sources of Conflict Minerals and that the Conflict Minerals they procure are “conflict free.”

Website Disclosure

This Report, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopgh.com. The information on, or otherwise available through, the Corporation’s website is not part of this Report.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995(the “Act”) that involve various risks and uncertainties. All statements in this Report other than statements of historical fact are statements that are, or could be, deemed forward-looking statements within the meaning of such Act. Words such as “may,” “intend,” “will,” “believe” and “expect,” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

Appendix A

1. The following smelters were responsible for the tungsten sourced by suppliers of UES:

Smelter Name	Location of Smelter
Asia Tungsten Products Vietnam Ltd.	Viet Nam
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China

2. The following smelters were responsible for the tungsten sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Wolfram Bergbau und Hutten AG	Austria
Xiamen Tungsten Co., Ltd.	China

3. The following smelters were responsible for the gold sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
Agosi AG	Germany
Aida Chemical Industries Co., Ltd.	Japan
AngloGold Ashanti Corrego do Sitio Mineracao	Brazil
Argor-Heraeus S.A.	Switzerland
Asahi Pretec Corp.	Japan
Asahi Refining Canada Ltd.	Canada
Asahi Refining USA Inc.	United States Of America
Asaka Riken Co., Ltd.	Japan
Aurubis AG	Germany
Boliden Ronnskar	Sweden
C. Hafner GmbH + Co. KG	Germany
Chimet S.p.A.	Italy
Dowa	Japan
Eco-System Recycling Co., Ltd. East Plant	Japan
Heimerle + Meule GmbH	Germany
Heraeus Metals Hong Kong Ltd.	China
Ishifuku Metal Industry Co., Ltd.	Japan
Istanbul Gold Refinery	Turkey
JX Nippon Mining & Metals Co., Ltd.	Japan
Kojima Chemicals Co., Ltd.	Japan
LS MnM Inc.	Korea, Republic Of
Materion	United States Of America
Matsuda Sangyo Co., Ltd.	Japan
Metalor Technologies (Hong Kong) Ltd.	China
Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Metalor Technologies (Suzhou) Ltd.	China
Metalor Technologies S.A.	Switzerland
Metalor USA Refining Corporation	United States Of America
Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Mitsubishi Materials Corporation	Japan
Mitsui Mining and Smelting Co., Ltd.	Japan
MKS PAMP SA	Switzerland
Nihon Material Co., Ltd.	Japan
Rand Refinery (Pty) Ltd.	South Africa
Royal Canadian Mint	Canada
Solar Applied Materials Technology Corp.	Taiwan, Province Of China
Sumitomo Metal Mining Co., Ltd.	Japan
Tanaka Kikinzoku Kogyo K.K.	Japan
Tokuriki Honten Co., Ltd.	Japan
Umicore S.A. Business Unit Precious Metals Refining	Belgium
United Precious Metal Refining, Inc.	United States Of America
Western Australian Mint (T/a The Perth Mint)	Australia
WIELAND Edelmetalle GmbH	Germany

4. The following smelters were responsible for the tantalum sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Mineracao Taboca S.A.	Brazil
Ningxia Orient Tantalum Industry Co., Ltd.	China

5. The following smelters were responsible for the tin sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
Alpha	United States Of America
Aurubis Beerse	Belgium
Aurubis Berango	Spain
Chifeng Dajingzi Tin Industry Co., Ltd.	China
China Tin Group Co., Ltd.	China
CRM Synergies	Spain
Dowa	Japan
EM Vinto	Bolivia (Plurinational State Of)
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Luna Smelter, Ltd.	Rwanda
Magnu's Minerais Metais e Ligas Ltda.	Brazil
Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia
Metallic Resources, Inc.	United States Of America
Mineracao Taboca S.A.	Brazil
Mining Minerals Resources SARL	Congo, Democratic Republic Of
Minsur	Peru
Mitsubishi Materials Corporation	Japan
OMSA	Bolivia (Plurinational State Of)
PT ATD Makmur Mandiri Jaya	Indonesia
PT Mitra Stania Prima	Indonesia
PT Mitra Sukses Globalindo	Indonesia
PT Putera Sarana Shakti (PT PSS)	Indonesia
PT Rajehan Ariq	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
Rui Da Hung	Taiwan, Province Of China
Thaisarco	Thailand
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin Technology & Refining	United States Of America
White Solder Metalurgia e Mineracao Ltda.	Brazil
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China

6. The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Air Handling:

Smelter Name	Location of Smelter
A.L.M.T. TUNGSTEN Corp.	Japan
ACL Metais Eireli	Brazil
Asia Tungsten Products Vietnam Ltd.	Viet Nam
ATI Tungsten Materials	United States of America
Chenzhou Diamond Tungsten Products Co., Ltd.	China
China Molybdenum Co., Ltd.	China
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Fujian Jinxin Tungsten Co., Ltd.	China
Ganzhou Haichuang Tungsten Co., Ltd.	China
Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.	China
Ganzhou Yatai Tungsten Co., Ltd.	China
Global Tungsten & Powders Corp.	United States of America
Guangdong Xianglu Tungsten Co., Ltd.	China
H.C. Starck Smelting GmbH & Co. KG	Germany
H.C. Starck Tungsten GmbH	Germany
Hunan Chenzhou Mining Co., Ltd.	China
Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China
Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Hunan Litian Tungsten Industry Co., Ltd.	China
Hydrometallurg, JSC	Russian Federation
Japan New Metals Co., Ltd.	Japan
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Dayu Longxintai Tungsten Co., Ltd.	China
Jiangxi Gan Bei Tungsten Co., Ltd.	China
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Jiangxi Tungsten Industry Group Co. Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Kennametal Fallon	Belgium
Malipo Haiyu Tungsten Co., Ltd.	China
Moliren Ltd.	Russian Federation
Niagara Refining LLC	United States of America
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Viet Nam
Philippine Chuangxin Industrial Co., Inc.	Phillipines
South-East Nonferrous Metal Company Limited of Hengyang City	China
Tejing (Vietnam) Tungsten Co., Ltd.	Viet Nam
Unecha Refractory metals plant	Russian Federation
Vietnam Youngsun Tungsten Industry Co., Ltd.	Viet Nam

Smelter Name	Location of Smelter
Wolfram Bergbau und Hutten AG	Austria
Woltech Korea Co., Ltd.	Korea, Republic Of
Xiamen Tungsten (H.C.) Co., Ltd.	China
Xiamen Tungsten Co., Ltd.	China
Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China
Zhangyuan Tungsten Co Ltd	China

7. The following smelters were responsible for the tin sourced by suppliers of Buffalo Air Handling:

Smelter Name	Location of Smelter
Alent plc	United States of America
Alpha Assembly Solutions Inc	United States of America
Alpha Metals	United States of America
Alpha Metals Korea Ltd.	United States of America
Alpha Metals Taiwan	United States of America
An Vinh Joint Stock Mineral Processing Company	Viet Nam
Aurubis Beerse	Belgium
Aurubis Berango	Spain
Chengfeng Metals Co Pte Ltd	China
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Chifeng Dajingzi Tin Industry Co., Ltd.	China
China Tin (Hechi)	China
China Tin Group Co., Ltd.	China
China Tin Lai Ben Smelter Co., Ltd.	China
China Yunnan Tin Co Ltd.	China
CNMC (Guangxi) PGMA Co., Ltd.	China
Cookson	United States of America
Cookson (Alpha Metals Taiwan)	United States of America
Cookson Alpha Metals (Shenzhen) Co., Ltd.	United States of America
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil
CRM Synergies	Spain
CV Ayi Jaya	Indonesia
CV Dua Sekawan	Indonesia
CV Gita Pesona	Indonesia
CV Nurjanah	Indonesia
CV Serumpun Sebalai	Indonesia
CV Tiga Sekawan	Indonesia
CV United Smelting	Indonesia
CV Venus Inti Perkasa	Indonesia

Smelter Name	Location of Smelter
Dongguan Best Alloys Co., Ltd.	China
Dongguan CiEXPO Environmental Engineering Co., Ltd.	China
DongGuan DaLang BaoTai Solder Products Factory	China
Dowa Metaltech Co., Ltd.	Japan
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam
EM Vinto	Bolivia (Plurinational State Of)
Empresa Metalúrgica Vinto	Bolivia (Plurinational State Of)
Empressa Nacional de Fundiciones (ENAF)	Bolivia (Plurinational State Of)
Estanho de Rondônia S.A.	Brazil
Fabrica Auricchio	Brazil
Fenix Metals	Polan
Funsur Smelter	Peru
Gejiu City Datun Chengfeng Smelter	China
Gejiu City Fuxiang Industry and Trade Co., Ltd.	China
Gejiu Fengming Metallurgy Chemical Plant	China
Gejiu Fuxiang Gongmao Co., Ltd.	China
Gejiu Jinye Mineral Company	China
Gejiu Kai Meng Industry and Trade LLC	China
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Global Advanced Metals Greenbushes Pty Ltd.	Australia
Guang Xi Liu Xhou	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
GuangXi China Tin	China
Guangxi Hua Shu Dan CO., LTD.	China
Guanyang Guida Nonferrous Metal Smelting Plant	China
HuiChang Hill Tin Industry Co., Ltd.	China
Huichang Jinshunda Tin Co., Ltd.	China
Hulterworth Smelter	Malaysia
Ikuno Tin Smelter	Japan
INDONESIAN STATE TIN CORPORATION MENTOK SMELTER	Indonesia
Jiangxi Ketai Advanced Material Co., Ltd.	China
Jiangxi Nanshan	China
Jiangxi New Nanshan Technology Ltd.	China
Kai Union Industry and Trade Co., Ltd. (China)	China
Kai Unita Trade Limited Liability Company	China
Kaimeng (Gejiu) Industry and Trade Co., Ltd.	China
Kundur Smelter	Indonesia

Smelter Name	Location of Smelter
Liuzhhou China Tin	China
Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	China
Luna Smelter, Ltd.	Rwanda
Ma'anshan Weitai Tin Co., Ltd.	China
Magnu's Minerais Metais e Ligas Ltda.	Brazil
Malaysia Smelting Corporation (MSC)	Malaysia
Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia
Melt Metais e Ligas S.A.	Brazil
Mentok Smelter	Indonesia
Metallic Materials Branch of Guangxi China Tin Group Co.,Ltd.	China
Metallic Resources, Inc.	United States of America
Metallo Belgium N.V.	Belgium
Metallo Spain S.L.U.	Spain
Metallo-Chimique N.V.	Belgium
Mineracao Taboca S.A.	Brazil
Mining and processing tin-tungsten ore Giang Son - VQB Co., Ltd.	Viet Nam
Mining Minerals Resources SARL	Congo, Democratic Republic Of
Minsur	Peru
Mitsubishi Materials Corporation	Japan
Modeltech Sdn Bhd	Malaysia
MSC	Malaysia
Nankang Nanshan Tin Manufactory Co., Ltd.	China
Nanshan Tin Co. Ltd.	China
Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam
Novosibirsk Tin Combine	Russian Federation
O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
O.M. Manufacturing Philippines, Inc.	Phillipines
OMSA	Bolivia (Plurinational State Of)
P Kay Metal, Inc	United States of America
Pongpipat Company Limited	Myanmar
Precious Minerals and Smelting Limited	India
PT Aries Kencana Sejahtera	Indonesia
PT Arsed Indonesia	Indonesia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Bangka Prima Tin	Indonesia
PT Bangka Serumpun	Indonesia
PT Bangka Tin Industry	Indonesia

Smelter Name	Location of Smelter
PT Belitung Industri Sejahtera	Indonesia
PT Bukit Timah	Indonesia
PT Cipta Persada Mulia	Indonesia
PT DS Jaya Abadi	Indonesia
PT Eunindo Usaha Mandiri	Indonesia
PT Inti Stania Prima	Indonesia
PT Karimun Mining	Indonesia
PT Kijang Jaya Mandiri	Indonesia
PT Lautan Harmonis Sejahtera	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Mitra Sukses Globalindo	Indonesia
PT Panca Mega Persada	Indonesia
PT Premium Tin Indonesia	Indonesia
PT Prima Timah Utama	Indonesia
PT Putera Sarana Shakti (PT PSS)	Indonesia
PT Rajehan Ariq	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Sumber Jaya Indah	Indonesia
PT Tambang Timah	Indonesia
PT Timah (Persero) Tbk Kundur	Indonesia
PT Timah (Persero) Tbk Mentok	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
PT Tommy Utama	Indonesia
Resind Industria e Comercio Ltda.	Brazil
Rikayaa Greentech Private Limited	India
Rui Da Hung	Taiwan, Province of China
Smelting Branch of Yunnan Tin Company Ltd	China
Soft Metais Ltda.	Brazil
Super Ligas	Brazil
Takehara PVD Materials Plant / PVD Materials Division of Mitsui Mining & Smelting Co., Ltd.	Japan
Thai Solder Industry Corp., Ltd.	Thailand
Thailand Smelting & Refining Co., Ltd.	Thailand
Thaisarco	Thailand

Smelter Name	Location of Smelter
The Gejiu cloud new colored electrolytic	China
Tin Products Manufacturing Co.LTD. of YTCL	Chain
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin Technology & Refining	United States of America
Toboca/ Paranapenema	Brazil
Tuyen Quang Non-Ferrous Metals Joint Stock Company	Viet Name
Unit Timah Kundur PT Tambang	Indonesia
VQB Mineral and Trading Group JSC	Viet Nam
White Solder Metalurgia e Mineracao Ltda.	Brazil
Woodcross Smelting Company Limited	Uganda
XiHai - Liuzhou China Tin Group Co Ltd.	China
YTCL	China
Yunan Gejiu Yunxin Electrolyze Limited	China
Yunnan Adventure Co., Ltd.	China
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
YunNan Gejiu Yunxin Electrolyze Limited	China
Yunnan Gejiu Zili Metallurgy Co. Ltd.	China
Yunnan ride non-ferrous metal co., Ltd.	China
Yunnan Tin Company, Ltd.	China
Yunnan wind Nonferrous Metals Co., Ltd.	China
Yunnan Xi YE	China
Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China
Yuntinic Resources	China
Yunxin Colored Electrolysis Company Limited	China

8. The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
A.L.M.T. Tungsten Corp.	Japan
ACL Metais Eireli	Brazil
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil
Allied Material Corporation	Japan
ALMT Corp	Japan
ALMT Sumitomo Group	Japan
Artek LLC	Russian Federation
Asia Tungsten Products Vietnam Ltd.	Viet Nam
ATI Metalworking Products	United States of America
ATI Tungsten Materials	United States of America
Chaozhou Xianglu Tungsten Industry Co., Ltd.	China
Chenzhou Diamond Tungsten Products Co., Ltd.	China
China Molybdenum Co., Ltd.	China
China Molybdenum Tungsten Co., Ltd.	China
China MuYe Tungsten Co,. Ltd.	China
Chongyi Zhangyuan Tungsten Co., Ltd.	China
CNMC (Guangxi) PGMA Co., Ltd.	China
Cronimet Brasil Ltda	Brazil
Dongkuk Industries Co., Ltd.	Korea, Republic Of
Fujian Xinlu Tungsten Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.	China
GEM Co., Ltd.	China
Geo Enterprise	Georgia
Global Tungsten & Powders LLC	United States of America
Guangdong Xianglu Tungsten Co., Ltd.	China
H.C. Starck Smelting GmbH & Co. KG	Germany
H.C. Starck Tungsten GmbH	Germany
Han River Pelican State Alloy Co., Ltd.	China
Hannae For T Co., Ltd.	Korea, Republic Of
Hubei Green Tungsten Co., Ltd.	China
Human Chun-Chang non-ferrous Smelting & Concentrating Co., Ltd.	China
Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Hunan Jintai New Material Co., Ltd.	China
Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China
Hydrometallurg, JSC	Russian Federation
Japan New Metals Co., Ltd.	Japan
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Gan Bei Tungsten Co., Ltd.	China

Smelter Name	Location of Smelter
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Jing Yuan Tungsten Technology Co., Ltd.	Taiwan, Province of China
Jingmen Dewei GEM Tungsten Resources Recycling Co., Ltd.	China
JSC "Kirovgrad Hard Alloys Plant"	Russian Federation
Kenee Mining Corporation	Viet Nam
Kennametal Fallon	United States of America
Kennametal Huntsville	United States of America
Laos Southern Mining Smelting Sole Co., Ltd.	Lao People's Democratic Republic
Lianyou Metals Co., Ltd.	Taiwan, Province of China
Lianyou Resources Co., Ltd.	Taiwan, Province of China
LLC Vostok	Russian Federation
Malamet Smelting Sdn. Bhd.	Malaysia
Malipo Haiyu Tungsten Co., Ltd.	China
Masan High-Tech Materials	Viet Nam
Masan Tungsten Chemical LLC (MTC)	Viet Nam
Moliren Ltd.	Russian Federation
Nam Viet Cromit Joint Stock Company	Viet Nam
Nan Viet Ferrochrome Co., Ltd.	Viet Nam
Niagara Refining LLC	United States of America
NPP Tyazhmetprom LLC	Russian Federation
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Viet Nam
OOO “Technolom” 1	Russian Federation
OOO “Technolom” 2	Russian Federation
Philippine Bonway Manufacturing Industrial Corporation	Phillippines
Philippine Carreytech Metal Corp.	Phillipines
Philippine Chuangxin Industrial Co., Inc.	Phillipines
S.P.T. spol.s r.o.	Czechia
Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China
TANIOBIS Smelting GmbH & Co. KG	Germany
Tungamoy Metals Inc.	Korea, Republic Of
Tungsten Vietnam Joint Stock Company	Viet Nam
Unecha Refractory metals plant	Russian Federation
Uzbekistan Technological Metallurgical Complex JSC	Uzbekistan
WBH	Austria
WBH,Wolfram [Austria]	Austria
Wolfram Bergbau und Hutten AG	Austria

Smelter Name	Location of Smelter
Xiamen Tungsten (H.C.) Co., Ltd.	China
Xiamen Tungsten Co., Ltd.	China
Yudu Ansheng Tungsten Co., Ltd.	China
Zhangyuan Tungsten Co Ltd	China

9. The following smelters were responsible for the gold sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
8853 S.p.A.	Italy
ABC Refinery Pty Ltd.	Australia
Abington Reldan Metals, LLC	United States of America
Advanced Chemical Company	United States of America
African Gold Refinery	Uganda
Agosi AG	Germany
AGR (Perth Mint Australia)	Australia
AGR Mathey	Australia
Aida Chemical Industries Co., Ltd.	Japan
AKITA Seiren	Japan
Al Etihad Gold LLC	United Arab Emirates
Al Etihad Gold Refinery DMCC	United Arab Emirates
Albino Mountinho Ltda.	Portugal
Alexy Metals	United States of America
Allgemeine Gold-und Silberscheideanstalt A.G.	Germany
Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Amagasaki Factory, Hyogo Prefecture, Japan	Japan
AngloGold Ashanti Brazil	Brazil
AngloGold Ashanti Córrego do Sítio Mineração	Brazil
Anhui Tongling Nonferrous Metal Mining Co., Ltd.	China
ANZ (Perth Mint 4N)	Australia
ANZ Bank	Australia
Argor-Heraeus S.A.	Switzerland
Asahi Metalfine, Inc.	Japan
Asahi Pretec Corp.	Japan
Asahi Refining Canada Ltd.	Canada
Asahi Refining USA Inc.	United States of America
Asaka Riken Co., Ltd.	Japan
ATAkulche	Turkey
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey
Attero Recycling Pvt Ltd	India
AU Traders and Refiners	South Africa
Augmont Enterprises Private Limited	India

Smelter Name	Location of Smelter
Aurubis AG	Germany
Bangalore Refinery Pvt Ltd	India
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Phillipines
Boliden Ronnskar	Sweden
C. Hafner GmbH + Co. KG	Germany
Caridad	Mexico
CCR Refinery - Glencore Canada Corporation	Canada
Cendres + Métaux S.A.	Switzerland
Central Bank of the Philippines Gold Refinery & Mint	Phillipines
CGR Metalloys Pvt Ltd.	India
CHALCO Yunnan Copper Co. Ltd.	China
Chemmanur Gold Refinery	India
Chimet S.p.A.	Italy
China Henan Zhongyuan Gold Smelter	China
China's Shandong Gold Mining Co., Ltd.	China
Chugai Mining	Japan
Coimpa Industrial Ltda	Brazil
Daye Non-Ferrous Metals Mining Ltd.	China
Degussa Sonne / Mond Goldhandel GmbH	Germany
Dijllah Gold Refinery FZC	United Arab Emirates
Do Sung Corporation	Korea, Republic Of
Dongwu Gold Group	China
Dosung metal	Korea, Republic Of
Dowa Kogyo k.k.	Japan
Dowa Metalmine Co. Ltd.	Japan
Dowa Metals & Mining Co. Ltd.	Japan
Eco-System Recycling Co., Ltd. East Plant	Japan
Eco-System Recycling Co., Ltd. North Plant	Japan
Eco-System Recycling Co., Ltd. West Plant	Japan
Ekaterinburg	Russian Federation
Elite Industech Co., Ltd.	Taiwan, Province of China
Emerald Jewel Industry India Limited (Unit 1)	India
Emerald Jewel Industry India Limited (Unit 2)	India
Emerald Jewel Industry India Limited (Unit 3)	India
Emerald Jewel Industry India Limited (Unit 4)	India
Emirates Gold DMCC	United Arab Emirates
Federal State Unitary Enterprise Moscow Special Processing Plant (FSUE MZSS)	Russian Federation
Fidelity Printers and Refiners Ltd.	Zimbabwe
FSE Novosibirsk Refinery	Russian Federation

Smelter Name	Location of Smelter
Fujairah Gold FZC	United Arab Emirates
Fujhara Refinery	United Arab Emirates
Fujian Zijin mining stock company gold smelter	China
Gasabo Gold Refinery Ltd	Rwanda
GG Refinery Ltd.	Tanzania, United Republic Of
GGC Gujrat Gold Centre Pvt. Ltd.	India
Gold by Gold Colombia	Colombia
Gold Coast Refinery	Ghana
Gold Mining in Shandong (Laizhou) Limited Company	China
Gold Refinery of Zijin Mining Group Co., Ltd.	China
Great Wall Precious Metals Co., Ltd.	China
Guangdong Gaoyao Co	China
Guangdong Jinding Gold Limited	China
Gujarat Gold Centre	India
Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China
Hangzhou Fuchunjiang Smelting Co., Ltd.	China
HeeSung Metal Ltd.	Korea, Republic Of
Heimerle + Meule GmbH	Germany
Henan Zhongyuan Gold Refinery Co., Ltd.	China
Henan Zhongyuan Gold Smelter of Zhongjin Gold Co. Ltd.	China
Heraeus Germany GmbH Co. KG	Germany
Heraeus Metals Hong Kong Ltd.	China
Heraeus Precious Metals GmbH & Co. KG	Germany
Hunan Chenzhou Mining Group Co., Ltd.	China
Hunan Chenzhou Mining Industry Co. Ltd.	China
Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China
Hunan Yu Teng Non-Ferrous Metals Co., Ltd.	China
HwaSeong CJ CO., LTD.	Korea, Republic Of
Impala Platinum - Platinum Metals Refinery (PMR)	South Africa
Industrial Refining Company	Belgium
Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China
International Precious Metal Refiners	United Arab Emirates
Ishifuku Metal Industry Co., Ltd.	Japan
Istanbul Gold Refinery	Turkey
Italpreziosi	Italy
Jalan & Company	India
Japan Mint	Japan
JCC	China
Jiangxi Copper Co., Ltd.	China

Smelter Name	Location of Smelter
Johnson Matthey Inc. (USA)	United States of America
Johnson Matthey Limited	Canada
JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation
JSC Novosibirsk Refinery	Russian Federation
JSC Uralelectromed	Russian Federation
JX Nippon Mining & Metals Co., Ltd.	Japan
K.A. Rasmussen	Norway
Kaloti Precious Metals	United Arab Emirates
Kazakhmys Smelting LLC	Kazakhstan
Kazzinc	Kazakhstan
Kennecott Utah Copper LLC	United States of America
KGHM Polska Miedz S.A.	Poland
Kochi daiicihi Yamaminami plant	Japan
Kojima Chemicals Co., Ltd.	Japan
Kojima Kagaku Yakuhin Co., Ltd	Japan
Kombinat Gorniczo Hutniczy Miedz Polska Miedz S.A.	Poland
Korea Zinc Co., Ltd.	Korea, Republic Of
Kosak Seiren	Japan
KUC	United States of America
Kundan Care Products Ltd.	India
Kyrgyzaltyn JSC	Kyrgystan
Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation
La Caridad	Mexico
Laizhou Shandong	China
L'azurde Company For Jewelry	Saudi Arabia
LinBao Gold Mining	China
Lingbao Gold Co., Ltd.	China
Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China
L'Orfebre S.A.	Andorra
LS MnM Inc.	Korea, Republic Of
LT Metal Ltd.	Korea, Republic Of
Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China
Luoyang Zijin Yinhui Gold Smelting	China
Luoyang Zijin Yinhui Metal Smelt Co Ltd.	China
Marsam Metals	Brazil
Materion	United States of America
Matsuda Sangyo Co., Ltd.	Japan
MD Overseas	India
MEM(Sumitomo Group)	Japan

Smelter Name	Location of Smelter
Metal Concentrators SA (Pty) Ltd.	South Africa
Metalurgica Met-Mex Penoles, S.A. de C.V	Mexico
Metallix Refining Inc.	United States of America
Metallurgie Hoboken Overpelt	Belgium
Metalor Switzerland	Switzerland
Metalor Technologies (Hong Kong) Ltd.	China
Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Metalor Technologies (Suzhou) Ltd.	China
Metalor Technologies S.A.	Switzerland
Metalor USA Refining Corporation	United States of America
Minera Titan del Peru SRL (MTP) - Belen Plant	Peru
Mitsubishi Materials Corporation	Japan
Mitsui Kinzoku Co., Ltd.	Japan
Mitsui Mining and Smelting Co., Ltd.	Japan
Mks Pamp SA	Switzerland
MMTC-PAMP India Pvt., Ltd.	India
Modeltech Sdn Bhd	Malaysia
Morris and Watson	New Zealand
Moscow Special Alloys Processing Plant	Russian Federation
Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey
Navoi Mining and Metallurgical Combinat	Uzbekistan
NH Recytech Company	Korea, Republic Of
Nihon Material Co., Ltd.	Japan
Noble Metal Services	United States of America
Nohon Material Corporation	Japan
Norddeutsche Affinererie AG	Germany
Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria
Ohura Precious Metal Industry Co., Ltd.	Japan
OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation
OJSC Krastsvetmet	Russian Federation
OJSC Novosibirsk Refinery	Russian Federation
PAMP S.A.	Switzerland
Pan Pacific Copper Co Ltd.	Japan
Pease & Curren	United States of America
Penglai Penggang Gold Industry Co., Ltd.	China
Perth Mint	Australia
Perth Mint (ANZ)	Australia
Planta Recuperadora de Metales SpA	Chile
Prioksky Plant of Non-Ferrous Metals	Russian Federation

Smelter Name	Location of Smelter
Produits Artistiques de Métaux	Switzerland
PT Aneka Tambang (Persero) Tbk	Indonesia
PX Precinox S.A.	Switzerland
QG Refining, LLC	United States of America
Rand Refinery (Pty) Ltd.	South Africa
Refinery LS-Nikko Copper Inc.	Korea, Republic Of
Refinery of Seemine Gold Co., Ltd.	China
Remondis Argentia B.V.	Netherlands
Remondis PMR B.V.	Netherlands
Royal Canadian Mint	Canada
SAAMP	France
Sabin Metal Corp.	United States of America
Safimet S.p.A	Italy
SAFINA A.S.	Czechia
Saganoseki Smelter & Refinery	Japan
Sai Refinery	India
United Precious Metal Refining, Inc.	United Arab Emirates
Samdok Metal	Korea, Republic Of
Samduck Precious Metals	Korea, Republic Of
Samwon Metals Corp.	Korea, Republic Of
SEMPSA Joyería Platería S.A.	Spain
Sempsa JP (Cookson Sempsa)	Spain
Shan Dong Huangjin	China
Shandong Gold Mine(Laizhou) Smelter Co., Ltd.	China
Shandong Gold Smelting Co., Ltd.	China
Shandong Guoda Gold Co., Ltd.	China
Shandong Humon Smelting Co., Ltd.	China
Shandong Middlings JinYe Group Co., LTD	China
Shandong Tarzan Bio-Gold Industry Co., Ltd.	China
Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
Shangdong Gold (Laizhou)	China
Shenzhen CuiLu Gold Co., Ltd.	China
Shenzhen Jinjunwei Resource Comprehensive Development Co., LTD.	China
Shenzhen Zhonghenglong Real Industry Co., Ltd.	China
Shirpur Gold Refinery Ltd.	India
Shonan Plant Tanaka Kikinzoku	Japan
Shyolkovsky	Russian Federation
Sichuan Tianze Precious Metals Co., Ltd.	China

Smelter Name	Location of Smelter
Singapore Tanaka	Japan
Singway Technology Co., Ltd.	Taiwan, Province Of China
SMM	Japan
SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation
Solar Applied Materials Technology Corp.	Taiwan, Province Of China
Solartech	Taiwan, Province Of China
Sovereign Metals	India
State Research Institute Center for Physical Sciences and Technology	Lithuania
Sudan Gold Refinery	Sudan
Sumitomo Kinzoku Kozan K.K.	Japan
Sumitomo Metal Mining Co., Ltd.	Japan
SungEel HiMetal Co., Ltd.	Korea, Republic Of
SungEel HiTech	Korea, Republic Of
Super Dragon Technology Co., Ltd.	Taiwan, Province Of China
T.C.A S.p.A	Italy
Takehara Refinery	Japan
Tamano Smelter	Japan
Tanaka Denshi Kogyo K.K	Japan
Tanaka Electronics (Hong Kong) Pte. Ltd.	Japan
Tanaka Electronics (Malaysia) SDN. BHD.	Japan
Tanaka Electronics (Singapore) Pte. Ltd.	Japan
Tanaka Kikinzoku International	Japan
Tanaka Kikinzoku Kogyo K.K	Japan
Tanaka Precious Metals	Japan
The Great Wall Gold and Silver Refinery of China	China
The Perth Mint	Australia
The Refinery of Shandong Gold Mining Co., Ltd.	China
Titan Company Limited, Jewelry Division	India
Tokuriki Honten Co., Ltd.	Japan
Tongling Nonferrous Metals Group Co., Ltd.	China
Tony Goetz NV	Belgium
TOO Tau-Ken-Altyn	Kazakhstan
Torecom	Korea, Republic Of
Ubro-Union of Brazilian Refiners	Brazil
Umicore Precious Metals Refining Hoboken	Belgium
Umicore Precious Metals Thailand	Thailand
Umicore S.A. Business Unit Precious Metals Refining	Belgium
United Precious Metal Refining, Inc.	United States of America
Valcambi S.A.	Switzerland

Smelter Name	Location of Smelter
Weee Refining	France
Western Australian Mint (T/a The Perth Mint)	Australia
Wieland Edelmetalle GmbH	Germany
Williams Advanced Materials	United States of America
Xstrata	Canada
Yamamoto Precious Metal Co., Ltd.	Japan
Yamamoto Precision Metals	Japan
Yantai NUS Safina tech environmental Refinery Co. Ltd.	China
Yilida Resources Technology Co., Ltd.	Taiwan, Province Of China
Yokohama Metal Co., Ltd.	Japan
Yunnan Copper Industry Co., Ltd.	China
Zhao Yuan Gold Mine	China
Zhao Yuan Gold Smelter of ZhongJin	China
Zhao Yuan Jin Kuang	China
Zhaojin Mining Industry Co., Ltd.	China
zhaojinjinyinyelian	China
Zhaoyuan Gold Group	China
Zhongjin Gold Corporation Limited	China
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China
Zijin Kuang Ye Refinery	China
Zijin Mining Industry Corporation	China

10. The following smelters were responsible for the tantalum sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
5D Production OU	Estonia
AMG Brasil	Brazil
Conghua Tantalum and Niobium Smeltry	China
D Block Metals, LLC	United States of America
F & X	China
F&X Electro-Materials Ltd.	China
FIR Metals & Resource Ltd.	China
Global Advanced Metals Aizu	Japan
Global Advanced Metals Boyertown	United States of America
Guangdong Rising Rare Metals-EO Materials Ltd.	China
Guangdong Zhiyuan New Material Co., Ltd.	China
H.C. Starck Co., Ltd.	Thailand
H.C. Starck Inc.	United States of America
H.C. Starck Ltd.	Japan
H.C. Starck Smelting GmbH & Co. KG	Germany
H.C. Starck Tantalum and Niobium GmbH	Germany
Hengyang King Xing Lifeng New Materials Co., Ltd.	China
Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China
Jiangxi Sanshi Nonferrous Metals Co., Ltd.	China
Jiangxi Suns Nonferrous Materials Co. Ltd.	China
Jiangxi Tuohong New Raw Material	China
JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Jiujiang Nonferrous Metals Smelting Company Limited	China
Jiujiang Tanbre Co., Ltd.	China
Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
KEMET Blue Metals	Mexico
KEMET de Mexico	Mexico
LSM Brasil S.A.	Brazil
Materion Newton Inc.	United States of America
Metallurgical Products India Pvt. Ltd. (MPIL)	India
Mineracao Taboca S.A.	Brazil
Mitsui Kinzoku Company, Ltd.	Japan
Mitsui Mining and Smelting Co., Ltd.	Japan
Molycorp Silmet A.S.	Estonia
Ningxia Non-Ferrous Metal Smeltery	China
Ningxia Orient Tantalum Industry Co., Ltd.	China
NPM Silmet AS	Estonia
PowerX Ltd.	Rwanda
Resind Indústria e Comércio Ltda.	Brazil

Smelter Name	Location of Smelter
RFH Tantalum Smeltry Co., Ltd.	China
RFH Yancheng Jinye New Material Technology Co., Ltd.	China
Solikamsk Magnesium Works OAO	Russian Federation
Solikamsk Metal Works	Russian Federation
Taki Chemical Co., Ltd.	Japan
TANIOBIS Co., Ltd.	Thailand
TANIOBIS GmbH	Germany
TANIOBIS Japan Co., Ltd.	Japan
TANIOBIS Smelting GmbH & Co. KG	Germany
Telex Metals	United States of America
Ulba Metallurgical Plant JSC	Kazakhstan
XinXing HaoRong Electronic Material Co., Ltd.	China
Ximei Resources (Guangdong) Limited	China
Yancheng Jinye New Material Technology Co., Ltd.	China
Yanling Jincheng Tantalum & Niobium Co., Ltd.	China

11. The following smelters were responsible for the tin sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
Alent plc	United States of America
Alpha Assembly Solutions Inc.	United States of America
Alpha Metals	United States of America
Alpha Metals Korea Ltd.	United States of America
Alpha Metals Taiwan	United States of America
An Vinh Joint Stock Mineral Processing Company	Viet Nam
Aurubis Beerse	Belgium
Aurubis Berango	Spain
Chengfeng Metals Co Pte Ltd.	China
Chenzhou Yun Xiang mining limited liability company	China
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China
Chifeng Dajingzi Tin Industry Co., Ltd.	China
China Tin (Hechi)	China
China Tin Group Co., Ltd.	China
China Tin Lai Ben Smelter Co., Ltd.	China
China Yunnan Tin Co Ltd.	China
Cookson	United States of America
Cookson (Alpha Metals Taiwan)	United States of America
Cookson Alpha Metals (Shenzhen) Co., Ltd.	United States of America
CRM Fundição De Metais E Comércio De Equipamentos Eletrônicos Do Brasil Ltda	Brazil
CRM Synergies	Spain
CV Serumpun Sebalai	Indonesia
CV Tiga Sekawan	Indonesia

Smelter Name	Location of Smelter
Dongguan Best Alloys Co., Ltd.	China
Dongguan CiEXPO Environmental Engineering Co., Ltd.	China
DongGuan DaLang BaoTai Solder Products Factory	China
Dowa Metaltech Co., Ltd.	Japan
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Viet Nam
EM Vinto	Bolivia (Plurinational State Of)
Empressa Nacional de Fundiciones (ENAF)	Bolivia (Plurinational State Of)
Estanho de Rondônia S.A.	Brazil
Fabrica Auricchio Industria e Comercio Ltda.	Brazil
Fenix Metals	Poland
Funsur Smelter	Peru
Gejiu City Datun Chengfeng Smelter	China
Gejiu City Fuxiang Industry and Trade Co., Ltd.	China
Gejiu Fuxiang Gongmao Co., Ltd.	China
Gejiu Kai Meng Industry and Trade LLC	China
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Global Advanced Metals Greenbushes Pty Ltd.	Australia
Guang Xi Liu Xhou	China
Guang Xi Liu Zhou	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
GuangXi China Tin	China
Guangxi Hua Shu Dan CO., LTD.	China
HuiChang Hill Tin Industry Co., Ltd.	China
Hulterworth Smelter	Malaysia
Ikuno Tin Smelter	Japan
Indonesian State Tin Corporation Mentok Smelter	Indonesia
Jiangxi Nanshan	China
Jiangxi New Nanshan Technology Ltd.	China
Kai Union Industry and Trade Co., Ltd. (China)	China
Kai Unita Trade Limited Liability Company	China
Kaimeng (Gejiu) Industry and Trade Co., Ltd.	China
Kundur Smelter	Indonesia
Liuzhhou China Tin	China
Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	China
Luna Smelter, Ltd.	Rwanda
Ma'anshan Weitai Tin Co., Ltd.	China
Magnu's Minerais Metais e Ligas Ltda.	Brazil

Smelter Name	Location of Smelter
Malaysia Smelting Corporation (MSC)	Malaysia
Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia
Melt Metais e Ligas S.A.	Brazil
Mentok Smelter	Indonesia
Metallic Materials Branch of Guangxi China Tin Group Co.,Ltd.	China
Metallic Resources, Inc.	United States of America
Metallo Belgium N.V.	Belgium
Metallo Spain S.L.U.	Spain
Mineracao Taboca SA	Brazil
Mining and processing tin-tungsten ore Giang Son - VQB Co., Ltd.	Viet Nam
Mining Minerals Resources SARL	Congo, Democratic Republic Of
Minsur	Peru
Mitsubishi Materials Corporation	Japan
Modeltech Sdn Bhd	Malaysia
MSC	Malaysia
Nankang Nanshan Tin Manufactory Co., Ltd.	China
Nanshan Tin Co. Ltd.	China
Nghe Tinh Non-Ferrous Metals Joint Stock Company	Viet Nam
Novosibirsk Processing Plant Ltd.	Russian Federation
Novosibirsk Tin Combine	Russian Federation
O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
O.M. Manufacturing Philippines, Inc.	Phillipines
OMSA	Bolivia (Plurinational State Of)
P Kay Metal, Inc	United States of America
Pongpipat Company Limited	Mynamar
Precious Minerals and Smelting Limited	India
PT Arsed Indonesia	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Bangka Prima Tin	Indonesia
PT Cipta Persada Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Mitra Sukses Globalindo	Indonesia
PT Premium Tin Indonesia	Indonesia
PT Prima Timah Utama	Indonesia
PT Putera Sarana Shakti (PT PSS)	Indonesia
PT Rajehan Ariq	Indonesia
PT Tambang Timah	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia

Smelter Name	Location of Smelter
Resind Indústria e Comércio Ltda.	Brazil
Rikayaa Greentech Private Limited	India
Rui Da Hung	Taiwan, Province of China
Smelting Branch of Yunnan Tin Company Ltd	China
Super Ligas	Brazil
Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	Japan
Thai Solder Industry Corp., Ltd.	Thailand
Thailand Smelting & Refining Co Ltd	Thailand
Thaisarco	Thailand
The Gejiu cloud new colored electrolytic	China
Tin Products Manufacturing Co.LTD. of YTCL	China
Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin Technology & Refining	United States of America
Toboca/ Paranapenema	Brazil
Tuyen Quang Non-Ferrous Metals Joint Stock Company	Viet Nam
Unit Timah Kundur PT Tambang	Indonesia
VQB Mineral and Trading Group JSC	Viet Nam
White Solder Metalurgia e Mineração Ltda.	Brazil
Woodcross Smelting Company Limited	Uganda
XiHai - Liuzhou China Tin Group Co. Ltd.	China
YTCL	China
Yunan Gejiu Yunxin Electrolyze Limited	China
Yunnan Adventure Co., Ltd.	China
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
YunNan Gejiu Yunxin Electrolyze Limited	China
Yunnan Gejiu Zili Metallurgy Co. Ltd.	China
Yunnan ride non-ferrous metal co., Ltd.	China
Yunnan Tin Company, Ltd.	China
Yunnan wind Nonferrous Metals Co., Ltd.	China
Yunnan Xi YE	China
Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China
Yuntinic Resources	China
Yunxin Colored Electrolysis Company Limited	China

Item 1.02 Exhibit

None.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION
(Registrant)

Date:	May 29, 2026
/s/ David G. Anderson
(Signature)
David G. Anderson
Vice President, Chief Financial Officer and Treasurer